Mail Stop 3561

March 31, 2006

Patricia Rado
Vice President and Controller
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. 1171
Newark, NJ 07101-1171

   **RE: Public Service Enterprise Group Incorporated ("PSEG") Thrift and Tax-
           Deferred Savings Plan; PSEG Employee Savings Plan
           Item 4.01 Form 8-K filed March 30, 2006
           File No. 0-9120**

Dear Ms. Rado:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

   1. Please revise to state if Deloitte resigned or declined to stand for re-election, of if you dismissed them. See Item 304(a)(1)(i) of Regulation S-K. We do not believe that the disclosure that you decided to change accounting firms satisfies the requirements of the rule.

   2. Please revise the third paragraph to state the period for which there were no disagreements. See Item 304(a)(1)(iv) of Regulation S-K. We would expect the disclosure to state that for the two most recent fiscal years and the subsequent interim period through March 24, 2006 there were no disagreements, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. The revised filing should include an updated letter from your former accountants.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief